UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Timberland Bancorp, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

887098

(CUSIP Number)

Jeffery D. Gow
11624 S.E. 5th Street, Suite 200
Bellevue, WA 98005
(425) 586-7700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 6, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Crescent Capital VI, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization State of Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 208,184 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 208,184 *

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 208,184 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%**

14.	Type of Reporting Person (See Instructions) OO

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 208,184 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,785,576 shares of Common Stock outstanding as of July 31, 2006, as reported by the Issuer in its Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2006.

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffery D. Gow

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 208,184 *

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 208,184*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 208,184 *

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.5%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 208,184shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,785,576 shares of Common Stock outstanding as of July 31, 2006, as reported by the Issuer in its Form 10-Q filed with the Securities and Exchange Commission on August 3, 2006.

CUSIP No. 887098

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Steve Wasson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 800*

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 800*

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 800*

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.0%**

14.	Type of Reporting Person (See Instructions) IN

*  Crescent Capital VI, L.L.C., a Washington limited liability company (“Crescent”), owns 208,184 shares of the Issuer’s Common Stock, Steve Wasson, a member of Crescent, individually owns 800 shares of the Issuer’s Common Stock.  Crescent does not have any voting or dispositive power over Mr. Wasson’s shares and hereby disclaims beneficial ownership of the shares owned by Mr. Wasson.

** The calculation is based on a total of 3,785,576 shares of Common Stock outstanding as of July 31, 2006, as reported by the Issuer in its Form 10-Q, filed with the Securities and Exchange Commission on August 3, 2006.

Explanatory Note

This Schedule 13D, including Amendment No. 1, (“Schedule 13D”) relates to shares of Common Stock, par value $0.01 per share (“Common Stock”), of Timberland Bancorp, Inc., a Washington corporation (the “Issuer”).  This statement is being filed by Crescent Capital VI, L.L.C., a limited liability company organized under the laws of the State of Washington (“Crescent”), Jeffery D. Gow, an individual (“Gow”), and Steve Wasson, an individual (“Wasson”).  Crescent, Gow, and Wasson are hereinafter sometimes referred to together as the “Reporting Persons”.

Item 4.          Purpose of Transaction

The Reporting Persons have acquired the shares of the Issuer reported herein in order to profit from appreciation of the Common Stock.  On July 28, 2006, Mr. Wasson met with Michael R. Sand, the Issuer’s Chief Executive Officer.  At the meeting, Mr. Wasson informed Mr. Sand of Crescent’s stock ownership and engaged in a wide ranging discussion of the Issuer’s business, growth prospects, and strategic alternatives.

On September 15, 2006, Mr. Gow and Mr. Wasson met with Mr. Sand and Dean Brydon, CFO of the Issuer.  At the meeting, the Issuer discussed in more detail its business strategies, and the Reporting Persons shared in general terms their ideas on business strategies that would increase shareholder value.

On September 29, 2006, Mr. Sand sent to Mr. Gow a letter noting that the board of directors had at its recent meeting discussed Crescent Capital’s ideas, as well as the benefits from pursuing its current business plan.  Mr. Sand reported that the board had determined to continue to follow its existing policies and activities.  His letter noted that the bank would “welcome any assistance you can render in introducing potential clients to our lending and deposit personnel.”

On October 6, 2006, Mr. Gow responded to Mr. Sand by letter, a copy of which is attached as Exhibit 99.5.  Mr. Gow explained that Timberland Bank has a solid platform on which to expand its customer base in the Pacific Northwest.  Through collaboration with Crescent Capital, the Issuer could use Crescent’s extensive business contacts and expertise for the expansion, thereby significantly improving shareholder value.  Mr. Gow accepted Mr. Sand’s suggestion that Crescent assist the Issuer by introducing potential clients to its staff.   He noted that Crescent would want to know that any business referred to the Issuer would receive the attention and customer service that ensured a positive experience and a mutually beneficial relationship.

Mr. Gow requested that, since personal, one-on-one working relationships best develop the trust and rapport needed for collaboration, the Issuer appoint Steven Wasson of Crescent Capital as a director of the Issuer’s board of directors.  He noted that Mr. Wasson has exceptional qualifications and that board members will appreciate his tactfulness, communication skills and business savvy.  He offered to provide references to the board.

Mr. Gow noted that Crescent Capital is focused on building shareholder value and improving the Issuer’s overall financial results.  Crescent’s principals bring to the Issuer a unique combination of perspectives:  extensive bank management experience and extensive experience as a significant consumer of commercial banking services.  Mr. Gow strongly believes that all shareholders will benefit from Crescent’s involvement, and that Crescent’s commitment to the Issuer is evident by its investment in 5.5% of the Issuer’s shares.

The Reporting Persons intend to closely monitor developments at the Issuer and may communicate with members of management and the board of directors of the Issuer on matters that the Reporting Persons deem relevant to their investment in the Issuer.  Depending upon market conditions and other factors that the Reporting Persons may deem material to their investment decisions, the Reporting Persons may purchase additional securities of the Issuer in the open market or in private transactions, or may dispose of all or a portion of the securities of the Issuer that the Reporting Persons own or hereafter may acquire.  In addition, based on the Reporting Persons’ continuing evaluation of the Issuer as well as market conditions and other factors that the Reporting Persons deem relevant to their investment, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.  Except as set forth in this Item 4, the Reporting Persons do not have any present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Description
99.1

Name, business address and present principal occupation of each executive officer or person controlling Crescent Capital VI, L.L.C. (incorporated herein by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on February 1, 2006)

99.2

Form of Salomon Smith Barney Client Agreement (incorporated herein by reference to Exhibit 2 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on January 22, 2004)

99.3

Dates and prices of purchases of Common Stock (incorporated herein by reference to Exhibit 99.3 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on August 3, 2006)

99.4

Joint Filing Agreement dated July 31, 2006 (incorporated herein by reference to Exhibit 99.4 to the Reporting Persons’ Schedule 13D, filed with the Securities and Exchange Commission on August 3, 2006)

99.5	Letter to Michael R. Sand, CEO, of the Issuer, from Jeffrey D. Gow, Managing Director of Crescent Capital VI, L.L.C., dated October 6, 2006

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2006

Crescent Capital VI, L.L.C.

	By:	/s/ Jeffery D. Gow
Name: Jeffery D. Gow
Title: Managing Member

/s/ Jeffery D. Gow
Jeffery D. Gow

/s/ Steve Wasson
Steve Wasson